1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2003

China Unicom Limited

(Translation of registrant’s name into English)

10-12/F Office Tower 1

Henderson Center

18 Jian Guo Men Nei Avenue

Beijing, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                                                Form 20-F   X                        Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                                                Yes                                         No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement in respect of the operational statistics of the Group for the month of February 2003, dated March 20, 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: March 21, 2003	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of February 2003.

The Board of the Company (the “Board”) is pleased to disclose the operational statistics of the Company and its subsidiaries (the “Group”) for the month of February 2003.

Operational Statistics for the month of February 2003 and the comparative figures for the previous month are as follows:-

	February 2003	January 2003

1. CELLULAR BUSINESS (Notes 3)
Aggregated Number of GSM Cellular Services Subscribers	55.625 million	54.671 million
- Post-Paid Subscribers	30.434 million	30.157 million
- Pre-Paid Subscribers	25.191 million	24.514 million
Aggregated Net Addition in 2003 of GSM Cellular Services Subscribers	2.160 million	1.205 million
- Post-Paid Subscribers	0.716 million	0.438 million
- Pre-Paid Subscribers	1.444 million	0.767 million
Aggregated Number of CDMA Cellular Services Subscribers	7.492 million	7.022 million
Aggregated Net Addition in 2003 of CDMA Cellular Services Subscribers	1.248 million	0.777 million

2. INTERNATIONAL & DOMESTIC LONG DISTANCE TELEPHONE SERVICES:
Aggregated Usage Volume in 2003 of Outgoing Calls of Circuit Switched Long Distance Telephone (minutes)	0.9852 billion	0.4749 billion
- Domestic Long Distance	0.9649 billion	0.4642 billion
- International, Hong Kong, Macau & Taiwan Long Distance	0.0203 billion	0.0107 billion
Aggregated Usage Volume in 2003 of Outgoing Calls of IP Telephone (minutes)	1.4769 billion	0.7627 billion
- Domestic Long Distance	1.4514 billion	0.7513 billion
- International, Hong Kong, Macau & Taiwan Long Distance	0.0255 billion	0.0114 billion

3. INTERNET SERVICES:
Aggregated Number of Internet Subscribers	7.742 million	7.611 million

4. PAGING SERVICES:
Aggregated Number of Paging Subscribers	16.047 million	16.845 million

Notes:

1.     All the Aggregated Numbers recorded for the months of January 2003 and February 2003 are aggregated data reported at 24:00 on 31 January 2003 and 28 February 2003 respectively.

2.     The accounting periods of all Aggregated Net Additions in 2003 and all Aggregated Usage Volumes in 2003 for the months of January and February 2003 are the period commencing from 0:00 on 1 January 2003 to 24:00 on 31 January 2003 and the period commencing from 0:00 on 1 January 2003 to 24:00 on 28 February 2003 respectively.

3.     Additional information for Cellular Services:

        Operational Statistics for Cellular Services for February 2003 and its comparative figures for the previous month are analysed by the original listed service areas (see annotations (a) below) and the newly acquired service areas (see annotations (b) below) as follows:

	February 2003		January 2003
	Original Listed Service Areas	Newly Acquired Service Areas	Original Listed Service Areas	Newly Acquired Service Areas

GSM Cellular Services:
Aggregated Number of Subscribers	40.054 million	15.571 million	39.408 million	15.263 million
- Post-Paid Subscribers	18.994 million	11.440 million	18.873 million	11.284 million
- Pre-Paid Subscribers	21.060 million	4.131 million	20.535 million	3.979 million
Aggregated Net Addition in 2003 of Subscribers	1.431 million	0.729 million	0.785 million	0.420 million

- Post-Paid Subscribers	0.315 million	0.401 million	0.194 million	0.244 million
- Pre-Paid Subscribers	1.116 million	0.328 million	0.591 million	0.176 million

CDMA Cellular Services:
Aggregated Number of Subscribers	5.448 million	2.044 million	5.093 million	1.929 million
Aggregated Net Addition in 2003 of Subscribers	0.957 million	0.291 million	0.602 million	0.175 million

Annotations:

(a)   The Original Listed Service Areas means Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei and Hubei Provinces, and Beijing, Shanghai and Tianjin Municipalities in the PRC in which the Company provides cellular services.

(b)   The Newly Acquired Service Areas means Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, and Sichuan Provinces, and Chongqing municipality and the Guangxi Zhuang and Xinjiang Uygur autonomous regions in the PRC of which the cellular businesses were acquired from China Unicom (BVI) Limited on 31 December 2002.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the months of January and February 2003 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board CHINA UNICOM LIMITED Ngai Wai Fung Company Secretary

Hong Kong, 20 March 2003